Exhibit 99.1

Jaguar Mining Comments on Unusual Trading Activity

JAG - TSX/NYSE

BELO HORIZONTE, Brazil, July 10, 2012 /CNW/ - Jaguar Mining Inc. ("Jaguar" or the "Company") (JAG: TSX/NYSE) is issuing this press release in response to unusual trading activity in its shares.  While the Company ordinarily does not comment on market activity or market rumors, Jaguar confirms that it is not aware of any developments that would merit such trading activity.

About Jaguar Mining

Jaguar is a junior gold producer in Brazil with operations in a prolific greenstone belt in the state of Minas Gerais and is developing the Gurupi Project in Northern Brazil in the state of Maranhão. The Company is actively exploring and developing additional mineral resources at its approximate 240,000-hectare land base in Brazil. Additional information is available on the Company's website at www.jaguarmining.com.

%CIK: 0001333849

For further information:

Company Contacts

Roger Hendriksen
Vice President, Investor Relations
603-410-4888
rhendriksen@jaguarmining.com

Valéria Rezende DioDato
Director of Communication
011-55-31-4042-1249
valeria@jaguarmining.com

CO: Jaguar Mining Inc.

CNW 12:25e 10-JUL-12